UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 __________________
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.)* __________________
AMPLIFY ENERGY CORP. (Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

03212B103

(CUSIP Number)

Aaron Michael Daniels, Esq.

Brigade Capital Management, LP

399 Park Ave, 16th Floor

New York, NY 10022

(212) 745-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

__________________ August 6, 2019 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03212B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital Management, LP (I.R.S. Identification No. 20-4895879)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,546,711
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,546,711
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,546,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%*
14.	Type of Reporting Person PN, IA

*	Based on a total of 41,252,637 shares of common stock, par value $0.01 per share, of Amplify Energy Corp., with such figure provided to the Reporting Persons by the Issuer.

CUSIP No. 03212B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,546,711
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,546,711
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,546,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%*
14.	Type of Reporting Person OO, HC

*	Based on a total of 41,252,637 shares of common stock, par value $0.01 per share, of Amplify Energy Corp., with such figure provided to the Reporting Persons by the Issuer.

CUSIP No. 03212B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald E. Morgan, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  N/A
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,546,711
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,546,711
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,546,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%*
14.	Type of Reporting Person IN

*	Based on a total of 41,252,637 shares of common stock, par value $0.01 per share, of Amplify Energy Corp., with such figure provided to the Reporting Persons by the Issuer.

Item 1. Security and Issuer.

The securities to which this statement relates are shares of common stock, $0.01 par value per share (the “Common Stock”) of Amplify Energy Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 500 Dallas Street, Suite 1700, Houston, Texas 77002.

Item 2. Identity and Background.

(a), (b) and (c) This statement is being filed by the following persons: Brigade Capital Management, LP, a Delaware limited partnership (“Brigade CM”), Brigade Capital Management GP, LLC, a Delaware limited liability company (“Brigade GP”) and Donald E. Morgan, III.

Brigade CM, Brigade GP and Mr. Morgan are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Brigade.”

The principal business of Brigade CM is managing investments. The business address and principal executive offices of Brigade CM are located at 399 Park Avenue, 16th Floor, New York, NY 10022.

Brigade GP is the general partner of Brigade CM. The business address and principal executive offices of Brigade GP are located at 399 Park Avenue, 16th Floor, New York, NY 10022.

Mr. Morgan is the managing member of Brigade GP and his business address is 399 Park Avenue, 16th Floor, New York, NY 10022.

The shares of Common Stock to which this Schedule 13D relates are held directly by private investment funds and accounts managed by Brigade CM.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On August 6, 2019 (the “Effective Date”), Midstates Petroleum Company, Inc. (“Midstates”) and Amplify Energy Corp. (“Legacy Amplify”) completed a business combination in accordance with the terms of that certain Agreement and Plan of Merger, dated May 5, 2019 (the “Merger Agreement”), by and among Midstates, Legacy Amplify and Midstates Holdings, Inc., a Delaware corporation and direct, wholly owned subsidiary of Midstates (“Merger Sub”), pursuant to which Merger Sub merged with and into Legacy Amplify, with Legacy Amplify surviving the Merger as a wholly owned subsidiary of Midstates (the “Merger”), and immediately following the Merger, Legacy Amplify merged with and into Alpha Mike Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of Midstates (“LLC Sub”), with LLC Sub surviving as a wholly owned subsidiary of Midstates. On the Effective Date, pursuant to the Merger Agreement, Midstates changed its name to “Amplify Energy Corp.”

As a result of the Merger, each share of common stock, par value $0.0001 per share, of Legacy Amplify issued and outstanding immediately prior to the Effective Time (other than shares issued and outstanding immediately prior to the Effective Time held by (i) Legacy Amplify as treasury shares, (ii) Midstates, (iii) any direct or indirect subsidiary of Legacy Amplify or Midstates or (iv) any holder who did not vote in favor of the Merger or consent thereto and properly exercised and perfected appraisal rights in respect of such shares pursuant to, and in accordance with, the provisions of Section 262 of the DGCL) was converted into the right to receive 0.933 shares of Common Stock of the Issuer. As a result, on August 6, 2019, the Issuer issued 4,546,711 shares of Common Stock to private investment funds and accounts managed by Brigade CM in respect of shares of Legacy Amplify common stock previously owned.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to full text of the Merger Agreement, which is incorporated by reference as Exhibit B to this Schedule 13D and is incorporated herein by reference.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

Although the Reporting Persons do not have any specific plan or proposal to acquire, transfer or dispose of shares of Common Stock at the time of this filing, consistent with their investment purpose, the Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of such shares of Common Stock now owned or hereafter acquired. The Reporting Persons reserve the right to change their intention with respect to any or all of the matters required to be disclosed in this Item 4.

The Reporting Persons have not made a determination regarding a maximum or minimum number of shares of Common Stock or other securities of the Issuer that it may hold at any point in time.

Also, consistent with their investment intent and ongoing evaluation of their investment in the Issuer, any of the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Issuer or one or more officers of the Issuer regarding the Issuer. During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer

(a)    As of the date hereof, the Reporting Persons beneficially own an aggregate of 4,546,711 shares of Common Stock, representing approximately 11.0% of the 41,252,637 shares of Common Stock of the Issuer outstanding.

(b)    The shares of Common Stock are held directly by private investment funds and accounts managed by Brigade CM. As of the date hereof, the Reporting Persons have the shared power to vote and dispose of 4,546,711 shares of Common Stock.

(c)    The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d)    No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described below and in Item 4 herein, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Pursuant to the Merger Agreement, on the Effective Date, Brigade CM entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with the Issuer and certain of the other holders of the Issuer’s Common Stock (the “Holders”), which provides resale registration rights for the Holders’ Registrable Securities (as defined in the Registration Rights Agreement).

Pursuant to the Registration Rights Agreement, the Issuer is required to file a Shelf Registration Statement (as defined in the Registration Rights Agreement) with respect to the Registrable Securities within 90 days of the Effective Date. The Issuer is required to maintain the effectiveness of any such registration statement until the Registrable Securities covered by the registration statement are no longer Registrable Securities. Additionally, the Holders have customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit C to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement.

Exhibit B: Agreement and Plan of Merger, dated May 5, 2019, by and among Amplify Energy Corp., Midstates Petroleum Company, Inc. and Midstates Holdings, Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 6, 2019, and incorporated herein by reference).

Exhibit C: Amplify Energy Corp. Amended and Restated Registration Rights Agreement, dated August 6, 2019, between Amplify Energy Corp. and certain holders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2019).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2019	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member of its General Partner

Brigade Capital Management GP, LLC

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock of Amplify Energy Corp., a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to this Schedule 13D. In evidence thereof, the undersigned hereby execute this agreement as of August 16, 2019.

August 16, 2019	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member of its General Partner

Brigade Capital Management GP, LLC

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually